Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, DC 20036-2652 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

March 30, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Eric Envall, Staff Attorney
Office of Financial Services

Re:	Customers Bancorp, Inc.
Amendment No. 2 to Registration Statement on Form S-3
File No. 333-209760

 Ladies and Gentlemen:

On behalf of our client, Customers Bancorp, Inc. (the "Company"), we are transmitting for filing Amendment No. 2 to the Company's Registration Statement on Form S-3, File No. 333-209760 ("Form S-3").

Amendment No. 2 is a "Part II only" amendment to file our opinion as Exhibit 5.1 and an updated consent of BDO as Exhibit 23.1.  No changes have been made to the prospectus constituting Part I of the Form S-3 or to any portion of Part II other than as included in Amendment No. 2.

Under separate cover, the Company is submitting an acceleration request with regard to the Form S-3.

Please do not hesitate to contact me (thanley@stradley.com, or 202-292-4525) or Christopher S. Connell (cconnell@stradley.com, or 215-564-8138) if you have any questions regarding Amendment No. 2 or the acceleration request.

Best regards,

/s/ Thomas L. Hanley

Thomas L. Hanley
Stradley Ronon Stevens & Young, LLP